NOL

09045432

20 February 2009

SUPPL

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the grant of its Share Options to staff of the NOL Group. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(SOP) - 20Feb09.DOC

APL   APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	20-Feb-2009 22:23:34
Announcement No.	00153

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	GRANT OF NOL SHARE OPTIONS (REVISED COPY)
Description	Pursuant to Rule 704(27) of the SGX-ST Listing Manual, attached is the Company's revised announcement on the NOL Share Options to be granted to staff of the NOL Group. This announcement supersedes the earlier announcement broadcast today at 20:50:41 (Announcement No. 00149).
Attachments	SOP2008.pdf Total size = **19K** (2048K size limit recommended)

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NOL

NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

Pursuant to Rule 704(27) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Company wishes to announce that the total maximum number of NOL Share Options to be granted to NOL Group staff pursuant to the NOL Share Option Plan is as follows:

(a)	Date of Grant	:	20 February 2009
(b)	Exercise Price of NOL Share Options	:	S$1.15* *Based on average of three market days' closing prices for NOL shares prior to date of grant.
(c)	Total Maximum Number of NOL Share Options To Be Granted	:	22,225,000
(d)	Closing price of NOL Shares on 20 February 2009	:	S$1.13
(e)	Number of NOL Share Options granted to Directors and Controlling Shareholders (and their Associates)	:	Except for 1,373,000 NOL Share Options granted to the Group President & CEO who is an Executive Director, no share options have been granted to the Directors of the Company and/or Directors and employees of Controlling Shareholders (and their Associates).
(f)	Validity period of Options	:	20 February 2009 to 19 February 2019

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Date : 20 February 2009

END